                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

         OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         FOR THE TRANSITION PERIOD FROM              TO
                                        ------------     -------------

         COMMISSION FILE NUMBER 1-12001

                  SAVINGS AND SECURITY PLAN OF THE LOCKPORT AND
                              WATERBURY FACILITIES
                             ----------------------
                                 (Title of Plan)

                       ALLEGHENY TECHNOLOGIES INCORPORATED
            (Name of Issuer of securities held pursuant to the Plan)

             1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479 (Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Savings and Security Plan of the Lockport and Waterbury Facilities

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

                        Savings and Security Plan of the
                        Lockport and Waterbury Facilities

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2003 and 2002

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.........................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits.................................  2
Statements of Changes in Net Assets Available for Benefits......................  3
Notes to Financial Statements ..................................................  4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)................... 12


Signatures ..................................................................... 13


Exhibit

  23 Consent of Independent Registered Public Accounting Firm


             Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of the Savings and Security Plan of the Lockport and Waterbury Facilities as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 18, 2004
Pittsburgh, Pennsylvania

                        Savings and Security Plan of the
                        Lockport and Waterbury Facilities

                 Statements of Net Assets Available for Benefits

                                                                       DECEMBER 31
                                                                    2003          2002
                                                                -----------    -----------
Investments:
   Interest in Allegheny Technologies Incorporated
     Savings Plan Trust                                         $ 4,881,400    $ 4,844,166
   Interest in registered investment companies                    1,567,422        816,231
   Participant loans                                                356,282        301,606
   Corporate common stocks                                          206,351         69,496
   Interest in common collective trusts                                 387        340,168
                                                                -----------    -----------
Total investments                                                 7,011,842      6,371,667

Other payables, net                                                    (273)       (21,568)
                                                                -----------    -----------
Net assets available for benefits                               $ 7,011,569    $ 6,350,099
                                                                ===========    ===========

See accompanying notes.

                        Savings and Security Plan of the
                        Lockport and Waterbury Facilities

           Statements of Changes in Net Assets Available for Benefits

                                                                           YEARS ENDED DECEMBER 31
                                                                             2003          2002
                                                                         -----------    -----------
Contributions:
   Employer                                                              $    66,536    $    67,987
   Employee                                                                  181,873        186,316
                                                                         -----------    -----------
Total contributions                                                          248,409        254,303

Investment income (loss):
   Net gain from interest in Allegheny Technologies Incorporated
     Savings Plan Trust                                                      346,308         72,236
   Net gain (loss) from interest in registered investment companies          334,115       (194,032)
   Net gain (loss) from interest in common collective trusts                  23,086        (44,495)
   Interest income                                                            20,420         21,915
   Dividend income                                                             4,191          6,878
   Net realized/unrealized gain (loss) on corporate common stocks            125,703       (113,827)
                                                                         -----------    -----------
Total investment gain (loss)                                                 853,823       (251,325)
                                                                         -----------    -----------
                                                                           1,102,232          2,978

Distributions to participants                                               (440,762)      (190,941)

Net increase (decrease) in net assets available for benefits                 661,470       (187,963)
Net assets available for benefits at beginning of year                     6,350,099      6,538,062
                                                                         -----------    -----------
Net assets available for benefits at end of year                         $ 7,011,569    $ 6,350,099
                                                                         ===========    ===========

See accompanying notes.

                        Savings and Security Plan of the
                        Lockport and Waterbury Facilities

                          Notes to Financial Statements

                     Years ended December 31, 2003 and 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Investments are valued as follows:

      Bank and insurance investment contracts (investment contracts) with varying contract rates and maturity dates are stated at contract value.

      Although it is management's intention to hold the investment contracts in the Fixed Income Master Trust until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

      All other investments are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The Savings and Security Plan of the Lockport and Waterbury Facilities of Allegheny Ludlum Corporation (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide a savings and retirement plan to eligible employees of the Lockport and Waterbury Facilities of Allegheny Ludlum Corporation (ALC) by allowing a portion of their salary to be set aside each month through payroll deductions. ALC (the Company) is a wholly owned subsidiary of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The Company contributes $0.50 for each hour worked by the participant. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the Fixed Income Master Trust.

                        Savings and Security Plan of the
                        Lockport and Waterbury Facilities

                    Notes to Financial Statements (continued)

2. DESCRIPTION OF THE PLAN (CONTINUED)

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan's trustee, Mellon Bank, N.A. for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make "in-service" and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account balance.

Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

                                                                  DECEMBER 31
                                                                2003        2002
                                                             ----------   ----------
Fixed Income Master Trust                                    $4,329,360   $4,393,812
Dreyfus Emerging Leaders Fund                                   869,537      657,542
Allegheny Technologies Disciplined Stock Fund
  Master Trust                                                  402,513      334,088

                        Savings and Security Plan of the
                        Lockport and Waterbury Facilities

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

Certain of the Plan's investments are in the Allegheny Technologies Incorporated Savings Plan Trust, which has three subsidiary Master Trusts: the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust, and the Fixed Income Master Trust, which are institutional separate accounts valued on a unitized trust basis (collectively, the Master Trust). The Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Fixed Income Master Trust, the Allegheny Technologies Disciplined Stock Fund Master Trust, and the Alliance Equity Master Trust was as follows:

                                                   2003    2002
                                                   ----    ----
Fixed Income Master Trust                          2.26%   2.43%
Allegheny Technologies Disciplined Stock Fund
   Master Trust                                    0.52    0.61
Alliance Equity Master Trust                       0.42    0.44

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

                        Savings and Security Plan of the
                        Lockport and Waterbury Facilities

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The composition of the net assets of the Fixed Income Master Trust at December 31, 2003 and 2002 was as follows:

                                                 2003           2002
                                             ------------   ------------
Guaranteed investment contracts:
   Canada Life                               $  2,757,412   $  2,757,412
   GE Life and Annuity                          9,583,804     10,420,327
   Hartford Life Insurance Company             10,939,222     10,460,185
   John Hancock Life Insurance Company          8,848,178      9,854,982
   Monumental Life Insurance Company            2,353,862      2,363,422
   New York Life Insurance Company              6,814,589      7,808,955
   Ohio National Life                           4,652,712      5,976,900
   Pacific Mutual Life Insurance Company        6,075,054      6,074,436
   Principal Life                               1,187,962      1,134,634
   Protective Life Insurance Company            1,006,456      1,006,463
   Pruco Pace Credit Enhanced                   8,947,069      8,689,223
   Safeco Life Insurance                                -      1,973,290
   Security Life of Denver                      6,737,205      6,465,137
   Sun America, Inc.                                    -      2,988,024
   United of Omaha                              7,226,335      7,226,335
                                             ------------   ------------
                                               77,129,860     85,199,725

Synthetic guaranteed investment contracts:
   Caisse des Depots et Consignations           1,999,995      4,953,210
   CIT Equipment                                        -        996,925
   Common Wealth Edison                                 -      2,999,980
   Commit to purchase FNMA 02-74 LC                     -      3,071,979
   Conn RRB Spec Trust                                  -      2,948,436
   Detroit Edison                                       -      2,027,941
   FHLMC                                                -      5,977,227
   Illinois Power Sp Trust                              -      1,971,078
   MBNA Master CC Trust                                 -      1,993,490
   MDA Monumental BGI Wrap                     33,990,199     41,868,727
   Peco Energy Company                                  -      1,970,899
   Peoples Security Life Insurance Company              -      2,491,608
   Public Service                                       -      2,036,624
   Bank of America                             17,803,044              -
   Rabobank                                    36,635,330              -
   Transamerica Occidental                              -      6,568,303
   Union Bank of Switzerland                   14,768,321        174,682
   Westdeutsche Landesbank Girozentrale                 -      3,556,463
                                             ------------   ------------
                                              105,196,889     85,607,572

Interest in common collective trusts            8,515,369      7,972,257
Interest-bearing cash                                   -        212,167
Other                                             764,537      1,817,668
                                             ------------   ------------
Total net assets                             $191,606,655   $180,809,389
                                             ============   ============

                        Savings and Security Plan of the
                        Lockport and Waterbury Facilities

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The Fixed Income Fund (the Fund) invests in guaranteed investment contracts
(GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations
(CMOs) with fair values of $107,926,162, and $88,750,762 at December 31, 2003 and 2002, respectively.

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate; (2) set at the time of purchase for a fixed term and variable crediting rate or (3) set at the time of purchase and reset monthly within a "constant duration." A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2003 and 2002, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.58% to 8.02% and 3.27% to 8.05%, respectively.

For the years ended December 31, 2003 and 2002, the average annual yield for the investment contracts in the Fund was 5.31% and 5.74%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract's supporting assets at December 31, 2003 and 2002.

                        Savings and Security Plan of the
                        Lockport and Waterbury Facilities

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The composition of net assets of the Alliance Equity Master Trust at December 31, 2003 and 2002 was as follows:

                                              2003           2002
                                          ------------    ------------
Investment in pooled separate accounts:
   Alliance Equity Fund S.A. #4           $ 35,666,427    $ 26,603,639
Operating payables                             (10,616)        (49,895)
                                          ------------    ------------
Total net assets                          $ 35,655,811    $ 26,553,744
                                          ============    ============

The composition of net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust at December 31, 2003 and 2002 was as follows:

                                              2003            2002
                                          ------------    ------------
Corporate common stocks                   $ 77,259,404    $ 53,256,475
Interest in common collective trusts           337,451       1,630,752
Receivables                                    283,072          67,848
Payables                                       (42,301)        (25,733)
                                          ------------    ------------
Total net assets                          $ 77,837,626    $ 54,929,342
                                          ============    ============

                        Savings and Security Plan of the
                        Lockport and Waterbury Facilities

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

The composition of the changes in net assets of the various master trusts is as follows:

                                                                                                    ALLEGHENY TECHNOLOGIES
                                                                                                 DISCIPLINED STOCK FUND MASTER
                               FIXED INCOME MASTER TRUST        ALLIANCE EQUITY MASTER TRUST                 TRUST
                             ------------------------------    ------------------------------    ------------------------------
                                                                  YEARS ENDED DECEMBER 31
                             ------------------------------    ------------------------------    ------------------------------
                                 2003             2002             2003             2002             2003             2002
                             -------------    -------------    -------------    -------------    -------------    -------------
Investment income (loss):
   Interest income           $   9,953,790    $   9,786,577    $           -    $           -    $     214,654    $           -
   Net realized/unrealized
     gain (loss) on
     corporate common
     stocks                              -            1,528                -                -       13,699,382      (17,406,255)
   Dividends                             -                -                -                -        1,073,159          948,623
   Net gain (loss),
     registered invest-
     ment companies                 45,315                -                -                -                -                -
   Net gain (loss), pooled
     separate accounts                   -                -        9,614,660      (10,652,634)               -                -
   Net gain, common
     collective trusts             111,616          172,081                -                -           10,183           13,761
Other income                             -           69,815                -                -                -                -
Administrative expenses           (201,917)        (236,944)         (72,409)        (118,618)        (660,982)        (424,085)
Transfers                          888,462        5,374,077         (440,184)      (2,634,913)       8,571,888       (5,733,400)
                             -------------    -------------    -------------    -------------    -------------    -------------
Net increase (decrease)         10,797,266       15,167,134        9,102,067      (13,406,165)      22,908,284      (22,601,356)
Total net assets at
  beginning of year            180,809,389      165,642,255       26,553,744       39,959,909       54,929,342       77,530,698
                             -------------    -------------    -------------    -------------    -------------    -------------
Total net assets at
  end of year                $ 191,606,655    $ 180,809,389    $  35,655,811    $  26,553,744    $  77,837,626    $  54,929,342
                             =============    =============    =============    =============    =============    =============

Interest, realized and unrealized gains and losses, and management fees from the master trusts are included in the net gain (loss) from interest in Allegheny Technologies Incorporated Savings Plan Trust on the statements of changes in net assets available for benefits.

                        Savings and Security Plan of the
                        Lockport and Waterbury Facilities

                    Notes to Financial Statements (continued)

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The determination letter does not include Plan amendments subsequent to July 1, 2001. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. PARTIES-IN-INTEREST

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds' distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                        Savings and Security Plan of the
                        Lockport and Waterbury Facilities

                            EIN: 25-1792394 Plan: 007

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2003

                             DESCRIPTION                              UNITS/SHARES     CURRENT VALUE
                            ------------                              ------------     --------------
Registered Investment Companies
------------------------------
Dreyfus Bond Market Index*                                              9,480.845      $     98,222
Dreyfus Emerging Leaders Fund*                                         22,457.051           869,537
Artisan Funds                                                           4,920.174           126,842
Dreyfus Appreciation Fund*                                                169.414             6,292
Oakmark Balanced Funds                                                 12,601.933           277,495
Hartford Midcap Funds                                                     316.101             7,786
Lord, Abbett Mid Cap Funds                                                237.946             4,480
MFS Value Funds                                                           321.388             6,537
Morgan Stanley Small Co                                                 2,404.845            25,996
PIMCO NFJ Funds                                                         1,055.052            26,450
Dreyfus International Value Fund*                                       5,962.039            98,553
Jennison Growth Fund                                                    1,472.668            19,232
                                                                                       ------------
Total registered investment companies                                                  $  1,567,422
                                                                                       ============
Participant loans* (5.0% to 10.5%, with maturities
  through 2008)                                                                        $    356,282
                                                                                       ============
Corporate Common Stocks
-----------------------
Allegheny Technologies Incorporated*                                       15.609      $    206,351
                                                                                       ============
Common Collective Trusts
------------------------
Dreyfus Short Term Investment Fund*                                       387.110      $        387
                                                                                       ============


*Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     ALLEGHENY TECHNOLOGIES INCORPORATED
                                     SAVINGS AND SECURITY PLAN OF THE
                                     LOCKPORT AND WATERBURY FACILITIES

                                     By: /s/ Richard J. Harshman
                                         -----------------------------------
Date:  June 25, 2004                     Richard J. Harshman
                                         Executive Vice President-Finance and
                                         Chief Financial Officer
                                         (Principal Financial Officer and Duly
                                         Authorized Officer)